SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 19, 2022

Summary Statement Sent by the Stock Transfer Agent

São Paulo, April 14, 2022 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Instruction 481/09, as amended, hereby disclose to its shareholders and the market the summary statements received from Itaú Corretora de Valores S.A. (“Stock Transfer Agent"), referring to the Annual and Extraordinary General Meeting of the Company called to be held on April 19, 2022, as EXHIBIT I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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EXHIBIT I

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 19, 2022

Summary Statement Sent by the Stock Transfer Agent

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
Annual General Meeting
1	Examine, discuss, and vote on Company’s Financial Statement, containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
2	Examine, discuss, and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
3	Resolve on the Managements proposal for the Capital Budget for fiscal year 2022.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
2

4	Resolve on the management proposal for allocation of the results in the fiscal year ended December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
5	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa Única	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
6	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
7	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
8	View of all the candidates that compose the slate to indicate the cumulative voting distribution.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
3

9	If you are an uninterrupted holder of the common shares with which you vote during the three (3) months immediately prior to the general meeting, do you wish to request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph 4, item I of the Corporation Law? [Shareholder who chooses the option yes should send to the Company, by email braskem-ri@braskem.com, proof of uninterrupted ownership of the equity interest during the period of at least three (3) months immediately prior to the holding of the Meeting, issued not prior to April 17, 2022 by the competent entity, pursuant to article 141, paragraph 6 of the Corporation Law]. (if the quorum legally required to hold the separate election is not reached, the voting instruction contained in this ballot for the general election will be considered).	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
10	If it turns out that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II, respectively, of paragraph 4, article 141 of the Corporation Law, do you wish your vote to be added to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, appearing on this bulletin, run for the separate election?	ABSTAIN	51,826,673	-	51,826,673	-
		APPROVE	31,534	-	31,534	-
		REJECT	8,137,293	-	8,137,293	-
4

11	If you are uninterruptedly the holder of preferred shares with which you vote during the three months immediately prior to the general meeting, do you wish to request the separate election of a member of the Board of Directors, pursuant to Article 141, paragraph 4, item II of the Corporation Law? [the Shareholder who chooses the option yes should send to the Company, through the email braskem-ri@braskem.com, the proof of the uninterrupted ownership of the shareholding during the period of 3 (three) months, at least, immediately before the Meeting is held, issued not before April 17, 2022 by the competent entity, under the terms of article 141, paragraph 6 of the S.A. Law].	ABSTAIN	48,257,931	-	48,257,931	-
		APPROVE	4,493,061	-	4,493,061	-
		REJECT	7,244,508	-	7,244,508	-
12	Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors. José Mauro Mettrau Carneiro da Cunha	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
13	Election of vice-chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for vice-chairman of the board of directors. Eduardo Bacellar Leal Ferreira	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
14	Nomination of all the names that compose the slate. - Chapa Única	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
15	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
5

16	Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
17	Do you want to request the adoption of the separate election by minority Shareholders of preferred shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	4,125,995	-	4,125,995	-
		APPROVE	43,604,827	-	43,604,827	-
		REJECT	12,264,678	-	12,264,678	-
18	Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2022.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
19	Separate election of the board of directors - Preferred shares Nomination of candidates for the board of directors by preferred shareholders without voting rights or with restricted voting rights (shareholders can only fill this field in case of keeping the relevant shares ininterrupted for 3 months prior to the general meeting). Lírio Albino Parisotto (EFETIVO) / Heloísa Belotti Bedicks (SUPLENTE)	ABSTAIN	1,242,273	-	1,242,273	-
		APPROVE	8,168,827	-	8,168,827	-
		REJECT	50,584,400	-	50,584,400	-
6

20	If it is verified that neither the holders of voting right shares nor the holders of preferred shares without voting rights or with restricted voting rights have reached the quorum required in items I and II, respectively, of paragraph 4, article 141, of Law 6404, of 1976, do you wish to have your vote added to the shares with voting rights in order to elect to the board of directors the candidate with the highest number of votes amongst all those who, appearing on this ballot, run for the separate election?	ABSTAIN	4,107,720	-	4,107,720	-
		APPROVE	39,817,273	-	39,817,273	-
		REJECT	16,070,507	-	16,070,507	-
21	Separate election of the fiscal council - Preferred shares Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights. Marcos Aurélio Pamplona da Silva (EFETIVO) / Fabricio Santos Debortoli (SUPLENTE)	ABSTAIN	1,242,273	-	1,242,273	-
		APPROVE	58,753,227	-	58,753,227	-
		REJECT	-	-	-	-
Extraordinary General Meeting
1	To resolve on the rerratification of the annual and overall compensation of the Companys managers for the fiscal year ending December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
2	Amendment to article 4, caput, of the Companys Bylaws because of the voluntary conversion of the Companys class B preferred shares exercised by a shareholder.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
3	To resolve on the consolidation of the Companys Bylaws because of the previously resolved amendment to article 4, caput, of the Bylaws.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.